FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated May 9, 2005 announcing the delivery of two vessels to Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.

Exhibit 1

[GRAPHIC OMITTED]


NEWS RELEASE for May 9, 2005, at 7:35 AM EDT
Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
         Joe Allen (investors)              Excel Maritime Carriers Ltd
         joe@allencaron.com                 +30 210 45 98 692
         Brian Kennedy (media)              info@excelmaritime.com
         brian@allencaron.com
         212 691 8087


                    EXCEL MARITIME TAKES PHYSICAL DELIVERY OF
                        MV EMERALD AND MV FIRST ENDEAVOUR

PIRAEUS, GREECE (May 9, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has taken physical delivery of one Handymax bulk vessel, MV Emerald at Yokohama, Japan and one Panamax bulk vessel, MV First Endeavour at Piraeus, Greece.

     MV Emerald is a Handymax dry bulk carrier of approximately 45,500 dwt, built in 1998 in Japan; MV First Endeavour is a Panamax dry bulk carrier of approximately 70,000 dwt built in 1994, also in Japan. The Company agreed to acquire MV Emerald on January 24, 2005, and MV First Endeavour on December 1, 2004.

     CEO Christopher Georgakis commented, "We are delighted to report that with the deliveries of MV Emerald and MV First Endeavour, we have taken physical delivery of seven vessels within a period of less than four weeks. The physical deliveries of the remaining three acquisitions are scheduled for the forthcoming weeks."

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of 19 dry bulk carriers with a total carrying capacity of 1,211,570 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

     The following table represents the existing fleet together with the new acquisitions:

Existing Fleet
Name               Dwt       Year Built       Type            Delivery Date
Fighting Lady      146,313      1983        Capesize
Almar I            107,140      1979        Capesize
--------------------------------------------------------------------------------

Isminaki            74,577      1998         Panamax
Birthday            71,500      1993         Panamax
Powerful            70,000      1994         Panamax
Renuar              70,000      1993         Panamax
Elinakos            74,000      1997         Panamax
First Endeavour     69,111      1994         Panamax
Happy Day           72,000      1997         Panamax
--------------------------------------------------------------------------------

Lady                41,090      1985        Handymax
Swift               37,687      1984        Handymax
Goldmar             39,697      1984        Handymax
Emerald             45,572      1998        Handymax
Attractive          41,524      1985        Handymax
Marybelle           42,552      1987        Handymax

Lucky Lady          27,422      1975        Handysize
--------------------------------------------------------------------------------
Total            1,030,185
                 ==========

New Acquisitions
Angela Star         73,000      1998         Panamax         Early June 2005
Forteza             70,000      1993         Panamax         Early July 2005

Princess I          38,385      1994        Handymax          Late May 2005
Total              181,385
--------------------------------------------------------------------------------
Grand Total      1,211,570
                 ==========

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  May 9, 2005                        By: /s/ Christopher J. Georgakis
                                              ----------------------------
                                                   Christopher J. Georgakis
                                                   President and
                                                   Chief Executive Officer








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